March 9, 2005



By U.S. Mail and Facsimile [(212) 206-8814]

Mr. Michael Weinstein
President and Chief Executive Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, New York 10003


Re:	Ark Restaurants Corp.
      Form 10-K for the year ended October 2, 2004
	File No. 0-14030

Dear Mr. Weinstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

FORM 10-K (Fiscal Year Ended October 4, 2004)

Item 1. Business, page 2

1. In the table beginning on page 3, please present the restaurants that you own separately from the operations that are only managed by you. In this regard, when separately presenting the managed properties, please emphasize that revenues of these operations are not included in your consolidated sales.


Item 6. Selected Consolidated Financial Data, page 14

2. In the table provided, please revise the caption "Facilities in operation - end of year, including managed" to show the number of facilities owned separately from the number of managed facilities.


Item 7. Management`s Discussion and Analysis
Revenues, page 15

3. Please quantify the change in net sales to separately identify the
increase in overall menu prices, the increase due to volume of customers, and any change due to other factors. See Item 303 (a)
(3)
(iii) of Regulation S-K.
4. In the third paragraph of this section, please present the amount of revenues associated with the operations that were abandoned, rather than presenting information that excludes the effect of the abandoned operations.
5. In the fourth paragraph, it appears that you have not adjusted the
$11,896,000 decrease in revenues for the effect of the reclassification related to your discontinued operations. Please revise this amount and any other amounts in your MD&A that were similarly affected.

Liquidity and Sources of Capital, page 17
6. Expand your disclosure to discuss the consequences of any future debt covenant violations should Bank Leumi USA choose not to issue a waiver, and your plan for being in compliance with the cash flow covenant when the current waiver expires on December 31, 2004.

Item 8. Consolidated Financial Statements
Note 1 - Business and summary of significant accounting policies, page F-8
Intangible assets and goodwill
7. Please expand your footnote regarding the testing of goodwill impairment to specifically indicate if the impairment analysis is performed on a restaurant-by-restaurant basis. See paragraph 10 of
SFAS No. 144.

Note 5 - Other Assets, page F-13
8. With respect to your landlord receivables, it is unclear to us how you can be certain that such amounts are realizable. In this regard, supplementally tell us what would happen if, based on the performance of the applicable Las Vegas restaurants, no contingent rent payments were made in the future.

Note 11 - Management fee income, page F-17
9. Please tell us supplementally whether your relationship with the company to whom you provide management services for the two food courts and one restaurant qualifies as a related party, as defined in
SFAS 57, paragraph 1. If so, please revise your disclosure accordingly.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ms. Kristin Shifflett, Staff Accountant, at
(202) 824-5089, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1995 with any other questions.


Sincerely,




      David R. Humphrey
							Accounting Branch Chief
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March 9, 2005
Mr. Michael Weinstein
Ark Restaurant Corp.
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